UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008845

February 17, 2004

Gregg M. Larson
Assistant General Counsel
and Secretary
3M Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2004

Re: 3M Company
Incoming letter dated January 7, 2004

Dear Mr. Larson:

This is in response to your letters dated January 7, 2004 and February 13, 2004 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received letters on the proponent's behalf dated January 23, 2004, January 31, 2004, and February 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

66748

Gregg M. Larson
Assistant General Counsel
and Secretary

3M Office of General Counsel

January 7, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Under Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter notifies you that 3M intends to omit from its proxy statement and form of proxy for 3M's 2004 Annual Meeting of stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Nick Rossi (the "Proponent"). A copy of the Proposal and accompanying cover letter, dated October 7, 2003, is attached as Attachment A. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with regard to the Proposal and is Mr. Rossi's proxy for all purposes in connection with the Proposal.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies Mr. Rossi and Mr. Chevedden of its intention to omit the Proposal (including the resolution and supporting statement) from its proxy materials. Also pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before 3M intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal (including the supporting statement) from the 2004 Proxy Materials, under Rule 14a-8(i)(10), on the basis that 3M has already substantially implemented the Proposal. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

Analysis

The Proposal requests 3M's Board of Directors: (1) seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill; and (2) once adopted, submit any removal or dilution of this proposal to a shareholder vote at the earliest subsequent election. See Attachment A.

3M Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

In 2002 and again last year, Mr. Rossi and Mr. Chevedden submitted similar proposals relating to rights plans, or "poison pills," notwithstanding the fact that 3M does not have and has never adopted a rights plan. The Rossi proposal submitted at the 2003 Annual Meeting of Stockholders requested that the Board of Directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Following the vote on that proposal, 3M's Board of Directors adopted and reaffirmed the policy originally adopted in 2002 (the "3M Policy") in a Board resolution. Under the 3M Policy, 3M will submit any poison pill to a stockholder vote unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of stockholders under the circumstances. The full text of the 3M Policy is as follows:

> The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The Board has also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M Policy. The terms of the 3M Policy will be included in 3M's published Corporate Governance Guidelines and its proxy statement.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983).

Last month, the Staff issued a favorable no action letter to Hewlett-Packard Company ("HP") under Rule 14a-8(i)(10) with respect to a similar proposal submitted to HP by Messrs. Rossi and Chevedden requesting that HP submit any poison pill to a shareholder vote. *Hewlett-Packard Company* (avail. Dec. 24, 2003). In July 2003, HP had adopted a policy similar to the 3M Policy, providing that:

> HP shall submit adoption or extension of any poison pill to a shareholder vote before it acts to adopt any poison pill; provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareholder vote if, under the circumstances then existing, the Board in the

exercise of its fiduciary responsibilities deems it to be in the best interest of HP and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote.

In light of this policy, HP argued that it had already substantially implemented the Rossi and Chevedden proposal. HP stated that the proviso to its policy, permitting a "fiduciary out" to the policy, was necessary under Delaware law, and submitted a legal opinion of Delaware counsel supporting that position. The Staff concurred that it would not recommend enforcement action if HP omitted the proposal under Rule 14(a)(i)(10).

The circumstances with respect to the Proposal and the 3M Policy are virtually identical. The 3M Policy substantially implements the Proposal, in that it implements the Proposal to the greatest extent permitted under Delaware law. Just as the fiduciary out was a required element of HP's policy, the similar fiduciary out contained in the 3M Policy is required under Delaware law. Under Delaware law, a board of directors may not abdicate its right and ability to manage the corporation and act in accordance with its fiduciary responsibilities, including the ability to adopt and maintain a rights plan without the requirement of having to seek shareholder approval either before or after adoption of the plan. This view is supported by the legal opinion of Richards, Layton & Finger, attached to this letter as Attachment B, which states in pertinent part that:

> A requirement that the Board of Directors submit the "adoption, maintenance or extension" of a stockholder rights plan to a stockholder vote in all cases and without exception, whether before or after adoption of the plan by the Board of Directors, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board of Directors determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board of Directors could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively and to react expeditiously could be critical to discharging their fiduciary duties.
>
> *   *   *
>
> [I]t is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in

order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders.

It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal). In 3M's case, as in the case of HP, the 3M Policy implements the Proposal as fully as it can consistent with Delaware law and, therefore, meets the "substantially implemented" test under Rule 14a-8(i)(10).

In addition to the *Hewlett-Packard* letter, the no-action letter the Staff issued last year to AutoNation, Inc., permitting the exclusion of a similar poison pill proposal from Mr. Chevedden on the grounds that it had been substantially implemented, also supports the conclusion that the Proposal may be excluded under Rule 14a-8(i)(10). See *AutoNation, Inc.* (avail. Mar. 5, 2003). AutoNation adopted the following policy: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to Mr. Chevedden's argument that AutoNation's policy could be revoked at any time by AutoNation's board of directors, the company responded as follows:

> The revocability of the Policy is consistent with other Company policies and the well-settled principal of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise of its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its shareholders. Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

The explicit "fiduciary out" contained in the 3M Policy is virtually identical to the implicit "fiduciary out" contained in AutoNation's policy.

Last year, the Staff declined to issue a favorable no-action letter to 3M with respect to the omission under Rule 14a-8(i)(10) of a similar proposal submitted by

Messrs. Rossi and Chevedden. The no-action request last year, however, was not based on the legal opinion of Delaware counsel. In light of the opinion of Delaware counsel submitted this year, and the *Hewlett-Packard* letter issued last month, 3M believes that it is clear that the 3M Policy substantially implements the Proposal and that 3M may therefore omit the Proposal under Rule 14a-8(i)(10).

Request

Based on the foregoing analysis, 3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal from the 2004 Proxy Materials.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. I would be happy to provide you with any additional information and answer any questions. If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

cc: Mr. Nick Rossi
Mr. John Chevedden

Attachment A

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. W. James McNerney, Jr.
Chairman
3M Company (MMM)
3M Center
St. Paul, MN 55144
Phone: (651) 733-1110
Fax: (651) 737-3061, 733-2782

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] OCT 7-03

cc: Gregg M. Larson
FX: 651/736-9469

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	58%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Attachment B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 7, 2004

3M Company
3M Office of General Counsel
Bldg 220-12E-02
3M Center
St. Paul, MN 55133-3428

Ladies and Gentlemen:

We have acted as special Delaware counsel to 3M Company, a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Mr. Nick Rossi, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting") In this connection, you have requested our opinion as to a certain matter of Delaware law

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the certificate of incorporation of the Company, as amended through August 8, 2002 (the "Certificate of Incorporation");

(ii) the bylaws of the Company, as amended through November 11, 2002; and

(iii) the letter (the "October 7, 2003 Letter"), dated October 7, 2003 from the Proponent to the Company attaching the 2004 Proposal

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects

BACKGROUND

In August 2003, the Board of Directors of the Company (the "Board of Directors") adopted the following policy statement (the "Policy Statement") after consideration of the favorable stockholder vote received by stockholder proposals in the prior two annual meetings of stockholders of the Company:

> In 2002 and 2003, Mr Nick Rossi, a 3M stockholder, submitted a shareholder proposal to 3M regarding the approval process for adopting a stockholders' rights plan (also known as a "poison pill"). 3M does not have a rights plan and is not currently considering adopting one The Board continues to believe, however, that there may be circumstances under which adoption of a rights plan would be necessary to give the Board the negotiating power and leverage to obtain the best result for 3M stockholders in the context of a takeover effort
>
> Following consideration of the favorable vote Mr. Rossi's proposal received in the past two years and in light of this belief, the Board has adopted and reaffirmed a statement of policy on this topic. The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.
>
> The Board has directed the Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the policy The terms of the policy, as in effect, will be included in 3M's published Corporate Governance Guidelines and its proxy statement.

Through the October 7, 2003 Letter, the Proponent submitted the 2004 Proposal, which reads, in relevant part, as follows:

> RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest

> subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2004 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board of Directors (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices

> may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive

8 Del. C. § 157 Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A 2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del Ch Oct 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation

8 Del. C § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d

779 (Del 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation"). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms . at which . shares may be purchased from the corporation upon the exercise of any such right . . shall be such as shall be stated . . in a resolution adopted by the board of directors. . . ."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration . . for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom.") "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del Ch 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and

The legislative history to Section 157 of the General Corporation Law confirms that the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights must be established by the board of directors " 2 R. Franklin Balotti & Jesse A Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed 2002 Supp) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S Samuel Arsht & Walter K Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper ") (emphasis added) Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al, Delaware Corporate Law & Practice, § 17.06, at 17-33 (emphasis added) (2002) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A No 13042, slip op. at 10 (Del Ch. Feb 8, 1994), aff'd, 653 A.2d 306 (Del 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A 2d 234, 235 (Del Ch 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision "); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board "); accord Nagy v. Bistricer, 770 A 2d 43, 60-65 (Del. Ch 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm ed. rev. vol

issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders 2A Norman J Singer, Statutes & Statutory Construction § 546 05, at 154 (2000)

[3] Messrs Balotti & Finkelstein are directors of Richards, Layton & Finger, P A.

1990)[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1, at GCL-IV-15 (2003-1 Supp.) (hereinafter, "Folk") (stating that "it is the responsibility and duty of directors to determine corporate goals").

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A.2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

substantially restricted under Delaware law Id. at 1292 Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the . . [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc. 723 A 2d 1180, 1191 (Del Ch 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill in place ")

The sale of a corporation also is implicated when a corporation adopts a rights plan See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A No 10761, slip op. at 7 (Del Ch. Apr 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del Ch 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan " Leonard Loventhal Account v. Hilton Hotels Corp., 780 A 2d 245, 249 (Del 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added) Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat The Delaware courts have recognized that time is of the essence in responding to takeover proposals See, e.g., Gilbert v. El Paso Co., 575 A 2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident") Indeed, the "selection of a time frame for achievement of corporate goals . . [is a] duty [that] may not be delegated to the stockholders " In re Pure Res., Inc. S'holders Litig., 808 A 2d 421, 440 n.38 (Del Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A 2d 1140, 1154 (Del 1989) (same); Smith v. Van Gorkom, 488 A 2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation " Grimes v. Donald, 673 A 2d at 1215; Chapin, 402 A 2d at 1210 (same); Abercrombie, 123 A 2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care See, e.g., Canal Capital Corp, slip op at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties . under Section 141(a). . "); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care "); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.")

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A 2d 1239, 1247 (Del 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders "); Unocal Corp. v. Mesa Petroleum Co., 493 A 2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm . "); Ivanhoe Partners v. Newmont Mining Corp., 535 A 2d 1334, 1345 (Del 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields "); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G T Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board of Directors submit the "adoption, maintenance or extension" of a stockholder rights plan to a stockholder vote in all cases and without exception, whether before or after adoption of the plan by the Board of Directors, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board of Directors determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board of Directors could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively and to react expeditiously could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders.

The foregoing opinion is limited to the laws of the State of Delaware We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton + Finger, P.A.

WJH/wjh

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to $5.11 No Action Request
3M Company (MMM)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

In rebuttal to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter. Please also see the attachments for:

Separate Ballot Item
Not Substantially (Extensively) Implemented

1] The company apparently gives low priority to this no action request by forwarding it by mail ($5.11) to arrive 7-days after the letter date.

2] The company failed to address the proposal faxed to the company on November 14, 2003. A print-out of the November 14, 2003 fax date, time and duration is enclosed. Thus this specific company no action request does not apply to the proposal submitted to the company on November 14, 2003. The company did not relay any question to the shareholder party on the November 14, 2003 proposal within the mandated 14-day period.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's

stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

Instead of addressing the submitted proposal the company policy seems to address a proposal which would read:
Although this proposal calls for a shareholder vote on a poison pill, this vote can be bundled with a number of other items as an all-or-nothing vote. Additionally the board can adopt a poison pill without shareholder vote at any time the board feels it is in the best interest to do so. If such a pill is adopted it can have a 10-year term and no vote would be required during the 10-year term. The board can repeal this entire foundational policy at any time without notice.

The company inconsistently provides for an annual forum to allow a quick reversion to the existing company practice by stating: "The Board has also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M policy."

Oxymoron Opinion
The legal opinion of Richard, Layton & Finger is an oxymoron and paradox: It states that submitting a poison pill plan to a stockholder vote after the pill plan is adopted "could impose substantial delay ...." Thus this opinion is in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption. This may be a key defect in similar Richard, Layton & Finger opinions in the no action process regarding other companies. This may subject such opinions on the pill topic to credibility questions.

There is no point-by-point analysis in the opinion to explain this reversal of logic.

4] The company fails to note that the proposal submitted to AutoNation did not have the second sentence of this proposal: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Additionally, this specific company no action request does not apply to the proposal submitted to the company on November 14, 2003.

Sincerely,

John Chevedden

cc: Nick Rossi
W. James McNerney, Jr.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out
A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

Oxymoron Opinion

Legal opinions of Richard, Layton & Finger are an oxymoron and paradox: They state that submitting a poison pill plan to a stockholder vote after the plan is adopted would impose "substantial delay" or similar text. Thus these opinions are in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption itself. This may be a key defect in a number of Richard, Layton & Finger opinions in the no action process and may subject such opinion to credibility questions.

There is no point-by-point analysis in these opinions to explain this reversal of logic.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it wll provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976,

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

[6] Release 34-12999. (Nov. 22, 1976) [41 FR 52994]

[7] *Id.* at p.16.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	58%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

nnn

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

11/14	19:24	16517373061	01:28	03	OK	TX	ECM
11/14	19:26	16517369469	01:28	03	OK	TX	ECM

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to $5.11 No Action Request
3M Company (MMM)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

This is in further support of the January 23, 2004 letter.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("if … the Board … makes a determination").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote *ever* is required to repeal the entire policy
4. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
5. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

Thus all shareholder vote provisions in this proposal are waived by a Board "determination" based vaguely on "fiduciary responsibilities."

Instead of addressing the submitted proposal the company policy seems to address a proposal which would read:
Although this proposal calls for a shareholder vote on a poison pill, this vote can be bundled with a number of other items *of greater value* as an all-or-nothing vote. Additionally the board can adopt a poison pill without a shareholder vote at any time the board feels it is in the best interest to do so. If such a pill is adopted it can have a 10-year term and no vote would be required during the 10-year term. The board can repeal this entire foundational policy at any time without notice.

The company inconsistently provides for an annual forum to allow a quick reversion to the existing company practice by stating: "The Board has also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M policy."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Nick Rossi
W. James McNerney, Jr.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
<u>Not</u> Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.
This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:
The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").
a. If the pill "expires" after 364-days a new pill can be adopted.
b. This expire-and-adopt-again cycle can be repeated year after year.
4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.
3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to $5.11 No Action Request
3M Company (MMM)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

This is in further support of the January 23, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement of policy adoption confirmed.
2. No announcement if policy repealed.

Policy which allows no vote implements a proposal calling for a vote?
The company purports that a shareholder proposal which calls for a vote can be substantially implemented by a policy that allows for no vote. According to the company policy a new poison pill following a certain Board "determination" is not subject to any vote whatsoever.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The following provisions are thus not implemented in the company policy:

1. A vote is not needed to adopt a pill ("if ... the Board ... makes a determination").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote *ever* is required to repeal the entire policy
4. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
5. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

Thus all shareholder vote provisions in this proposal are waived by a Board "determination" based vaguely on "fiduciary responsibilities."

Instead of addressing the submitted proposal the company policy seems to address a proposal which would read:

Although this proposal calls for a shareholder vote on a poison pill, this vote can be bundled with a number of other items *of greater value* as an all-or-nothing vote. Additionally the board can adopt a poison pill without a shareholder vote at any time the board feels it is in the best interest to do so. If such a pill is adopted it can have a 10-year term and no vote would be required during the 10-year term. The board can repeal this entire foundational policy at any time without notice.

The company inconsistently provides for an annual forum to allow a quick reversion to the existing company practice by stating: "The Board has also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M policy."

Precedent: 3M Company (Jan. 28, 2003)
"We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10)."

The 2002 and current company policy states:

The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

December 30, 2002 proponent letter stated:

Weak Company Policy Lacks Authority

The company policy is too vague to have any or much authority to impact poison pills. There is no definition of key terms of "best interests." The policy appears to grant an almost unlimited exception power to adopt a poison pill – to apply under any "circumstance existing at the [any] time."

No Company Provision for Shareholder Vote

A shareholder vote is a key part of the proposal. There is no provision for a shareholder vote in the "3M Policy." Also there is no provision that the majority of the board would need to be independent to adopt a poison pill.

Circular Policy?

This substitute company policy could be largely moot because it can apparently be reversed next month or later without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out after a no action determination favorable to suppression of a related shareholder proposal.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Nick Rossi
W. James McNerney, Jr.

Gregg M. Larson
Assistant General Counsel
and Secretary

3M Office of General Counsel

February 13, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3M Company - Stockholder Proposal Submitted by Nick Rossi

Dear Sir or Madam:

This letter is in response to a letter from John Chevedden dated January 23, 2004, which the Company received on February 12, 2004, a copy of which is enclosed.

In a letter to 3M dated October 7, 2003 and received by the Company on October 11, 2003, Nick Rossi submitted a shareholder proposal with respect to shareholder voting on rights plans, and designated Mr. Chevedden to act on his behalf with respect to the proposal. On November 14, 2003, Mr. Chevedden resubmitted Mr. Rossi's letter to 3M (the same letter dated October 7, 2003), but attached a slightly modified version of the proposal submitted on October 11, 2003. None of the modifications submitted in the November letter change what this proponent is seeking. The proposal submitted on October 11, including the modifications to that proposal submitted on November 14, seeks shareholder approval of the "adoption, maintenance or extension" of any poison pill.

The Company responded to this proponent in its no-action letter dated January 7, 2004 by seeking exclusion of his proposal on the grounds the Company has already substantially implemented the proposal by the Board's policy of submitting any poison pill to a stockholder vote unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of stockholders under the circumstances. The full text of the 3M Policy is as follows:

> The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

3M Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

The 3M Policy substantially implements what this proponent is seeking to the greatest extent permitted under Delaware law, a view supported by the opinion of counsel submitted with the Company's January 7, 2003 no-action request, and may therefore be excluded under Rule 14a-8(i)(10).

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

cc: Mr. Nick Rossi
Mr. John Chevedden

Enclosure

Refer to: G. LARSON

Date Sent 2-11-04

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to $5.11 No Action Request
3M Company (MMM)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

In rebuttal to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter. Please also see the attachments for:

Separate Ballot Item
Not Substantially (Extensively) Implemented

1] The company apparently gives low priority to this no action request by forwarding it by mail ($5.11) to arrive 7-days after the letter date.

2] The company failed to address the proposal faxed to the company on November 14, 2003. A print-out of the November 14, 2003 fax date, time and duration is enclosed. Thus this specific company no action request does not apply to the proposal submitted to the company on November 14, 2003. The company did not relay any question to the shareholder party on the November 14, 2003 proposal within the mandated 14-day period.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's

stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

Instead of addressing the submitted proposal the company policy seems to address a proposal which would read:
Although this proposal calls for a shareholder vote on a poison pill, this vote can be bundled with a number of other items as an all-or-nothing vote. Additionally the board can adopt a poison pill without shareholder vote at any time the board feels it is in the best interest to do so. If such a pill is adopted it can have a 10-year term and no vote would be required during the 10-year term. The board can repeal this entire foundational policy at any time without notice.

The company inconsistently provides for an annual forum to allow a quick reversion to the existing company practice by stating: "The Board has also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M policy."

Oxymoron Opinion

The legal opinion of Richard, Layton & Finger is an oxymoron and paradox: It states that submitting a poison pill plan to a stockholder vote after the pill plan is adopted "could impose substantial delay ...." Thus this opinion is in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption. This may be a key defect in similar Richard, Layton & Finger opinions in the no action process regarding other companies. This may subject such opinions on the pill topic to credibility questions.

There is no point-by-point analysis in the opinion to explain this reversal of logic.

4] The company fails to note that the proposal submitted to AutoNation did not have the second sentence of this proposal: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Additionally, this specific company no action request does not apply to the proposal submitted to the company on November 14, 2003.

Sincerely,

John Chevedden

cc: Nick Rossi
W. James McNerney, Jr.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty
A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out
A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

Not all proposals with a fiduciary out are substantially identical

A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

Oxymoron Opinion

Legal opinions of Richard, Layton & Finger are an oxymoron and paradox: They state that submitting a poison pill plan to a stockholder vote after the plan is adopted would impose "substantial delay" or similar text. Thus these opinions are in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption itself. This may be a key defect in a number of Richard, Layton & Finger opinions in the no action process and may subject such opinion to credibility questions.

There is no point-by-point analysis in these opinions to explain this reversal of logic.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	58%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessa-

[6] Release 34-12999, (Nov. 22, 1976) [41 FR 52994]

[7] *Id.* at p.16.

rily in the common interest of [illegible] issuer's shareholders generally. Some comm[illegible] expressed concern that, as proposed, [illegible] "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those [illegible] where the action requested by the pro-

posal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 7, 2004

The proposal requests that the board submit the adoption, maintenance, or extension of any poison pill to a shareholder vote and further requests that once adopted, removal or dilution of the proposal be submitted to a shareholder vote at the earliest possible shareholder election. The proposal gives directors the "flexibility of discretion" in scheduling the vote and in responding to shareholder votes.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(10). We note 3M's representation that it has adopted and reaffirmed a policy that requires shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor